

September 19, 2025

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: First Trust Exchange-Traded Fund VIII
        Issuer CIK: 0001667919
        Issuer File Number: 333-210186 / 811-23147
        Form Type: 8-A12B
        Filing Date: September 19, 2025

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of the FT Vest U.S. Equity Dual Directional Buffer ETF – August under the Exchange Act of 1934.

Sincerely,

Bianca Stodden

Bianca Stodden
Senior Analyst, Listing Qualifications